

June 6, 2011

<u>Via U.S. Mail</u>

Mr. Harry F. Hixson, Jr., Ph.D.
Chief Executive Officer
Sequenom, Inc.
3595 John Hopkins Court
San Diego, CA   92121

      Re: **Sequenom, Inc.**
               Form 10-K for the year ended December 31, 2010
               Filed March 9, 2011
               File No. 0-29101

Dear Mr. Hixson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               Kevin L. Vaughn
                               Accounting Branch Chief